Exhibit 11

OURPET’S COMPANY AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF NET INCOME (LOSS) PER SHARE

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
Net income (loss)	$74,875	$(94,822)	$127,431	$(87,091)

Preferred Stock dividend requirements	(5,266)	(5,296)	(10,473)	(10,592)

Net income (loss) attributable to common stockholders	$69,609	$(100,118)	$116,958	$(97,683)

Weighted average number of common and equivalent shares outstanding	11,872,090	11,700,473	11,812,887	11,700,473

Net income (loss) per common share	$0.01	$(0.01)	$0.01	$(0.01)

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